         Exhibit (h)(3)

EXPENSE LIMITATION AGREEMENT

         EXPENSE LIMITATION AGREEMENT, effective May 18, 2009, by and between Ivy Investment Management Company ("IICO"), Ivy Funds Distributor, Inc. ("IFDI") and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell"), and Ivy Funds, Inc. (the "Corporation"), on behalf of its series designated Ivy Municipal High Income Fund and Ivy Tax-Managed Equity Fund (each, a "Fund" and, collectively, the "Funds").

         WHEREAS, the Corporation, a Maryland corporation, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-ended management investment company of the series type, and each Fund is a series of Ivy Funds; and

          WHEREAS, the Corporation and IICO are parties to an Investment Management Agreement effective May 18, 2009 ("Management Agreement"), on behalf of each series, including the Funds, pursuant to which IICO provides business management and/or investment advisory services to the Funds for compensation based on the value of the average net assets of the Fund ("management fee"); and

           WHEREAS, the Corporation and Waddell have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which each Fund may normally be subject;

         NOW THEREFORE, the parties agree as follows:

1.          Expense Limitations.

          For the period from May 18, 2009 through July 31, 2010, Waddell agrees to waive, reimburse or pay expenses that the Fund would otherwise pay to cap the ordinary operating expenses as follows:

Ivy Municipal High		Ivy Tax-Managed
Income Fund		Equity Fund
Class A	0.950%	Class I	2.11%
Class B	1.726%
Class C	1.769%
Class Y	1.103%
Class I	0.700%

         To effect the expense caps, the Fund may offset the appropriate reduction amount against the management fee payable under the Management Agreement, the shareholder servicing fees payable under the Shareholder Servicing Agreement and/or the accounting and administrative service fee payable under the Accounting and Administrative Services Agreement.  The expense cap may also be effected by Waddell paying directly or reimbursing the Fund for expenses that such Fund would otherwise pay. Any reimbursement shall be made within the first ten calendar days of each quarter.

2.          Miscellaneous.

2.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

2.2         Interpretation.  Nothing contained herein shall be deemed to require the Corporation or the Funds to take any action contrary to the Corporation's Article of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of the Corporation of its responsibility for and control of the conduct of the affairs of the Corporation or the Funds.

2.3         Definitions.  Any questions of interpretation of any term or provision of this Agreement, including but not limited to the business management and investment advisory fees and shareholder servicing fees, the computations of net assets values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Management Agreement, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement, the Shareholder Servicing Agreement or the 1940 Act.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed as of May 18, 2009.

IVY FUNDS, INC. on behalf of its series           IVY FUNDS DISTRIBUTOR, INC.
Ivy Municipal High Income Fund and
Ivy Tax-Managed Equity Fund

By:	/s/ Mara Herrington	By:	/s/ Thomas W. Butch
	Mara Herrington, Vice President		Thomas W. Butch, President

IVY INVESTMENT MANAGEMENT		WADDELL & REED SERVICES
COMPANY		COMPANY

By:	/s/ Henry J. Herrmann	By:	/s/ Michael D. Strohm
	Henry J. Herrmann, President		Michael D. Strohm, President